

June 26 2013

Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporation.
Floor 10, Ruida Plaza
No. 74 Lugu Road, Shi Jingshan District
Beijing, China 100040

> **Re: Telestone Technologies Corporation**
> **Form 10-K**
> **Filed March 30, 2012**
> **Response dated March 22, 2013**
> **File No. 001-32503**

Dear Mr. Daqing:

We are considering your response letter provided to us on June 17, 2013 and have the following comments. As noted in our letter dated September 24, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 2. Revenue recognition, page F-8

1. We have considered your response to prior comment 1 in your letter dated June 17, 2013. We note that you have recorded amounts for estimated uncollectable accounts receivable. Please tell us how you determined that a portion of your accounts receivable were estimated to not be collected. Reconcile your conclusion that a portion of your accounts receivable will not be collectable and your statement that "the Big 3 historically paid their contracts in full." In this regard, tell us how much of your allowance for doubtful accounts has been provided for each of your Big 3 customers and for your other customers.

2. We have considered your response to prior comments 4 and 5 in your letter dated June 17, 2013. Please provide us with a schedule of accounts receivable by year from January 1, 2009 through September 30, 2012. Provide also cash collection information subsequent to September 30, 2012. Your schedule should identify for us the following information by individual final signed sales contract:

    - The name of the customer,
    - The date the final sales contract was signed,
    - The amount due under the contract and receivable from your customer upon signing of the final sales contract,
    - The contractual terms of remittance (such as amounts due in 30 days, 90 days, 180 days as applicable),
    - Amounts and dates of payments made per (tied to) final signed sales contract, and
    - If there are amounts that have not been paid, please explain to us, by individual sales transaction, the reasons why on a contract by contract basis.

    These schedules should be reconciled to your 2009 through 2011 audited financial statements and your September 30, 2012 reviewed financial statements.

3. Your response to prior comment 4 in your letter dated June 17, 2013 explains that your local marketing staff is responsible for tracking accounts receivables and it provides this tracking information to your corporate finance staff, which in turn manages your trade receivables. Tell us how you document which customer payments apply to which specific contractual amounts due in your corporate accounts and in the schedule we have asked for above. Explain instances, if any, where your corporate finance staff has been unable to accurately apply and document the application of payments to specific projects in accordance with customer intent.

4. We have considered your response to prior comment 6 in your letter dated June 17, 2013. Please tell us if, under the relevant rule of law, if there is limited period of time that you have the ability to seek a legal remedy for payment delays.

    Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

    Sincerely,

    /s/ Carlos Pacho for

    Larry Spirgel
    Assistant Director

Cc: Jiannan Zhang Ph.D, Esq.
    Matthew Worden, Esq.